DC

No Act
P.E. 1-10-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

03016602

March 3, 2003

Donald J. Manning
Vice President, General Counsel
and Secretary
Nextel Partners, Inc.
4500 Carillon Point
Kirkland, WA 98033

Act 1934
Section
Rule 14A-8
Public
Availability 3/3/2003

RE: Nextel Partners, Inc.
Incoming letter dated January 10, 2003

Dear Mr. Manning:

This is in response to your letter dated January 10, 2003 concerning the shareholder proposal submitted to Nextel Partners by Joseph M. Siegman. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Joseph M. Siegman
41 Burning Tree Lane
Deerfield, IL 60015

NEXTEL
Partners INC

January 10, 2003

Via Overnight Delivery

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Purported Stockholder Proposals Submitted by Joseph M. Siegman for Inclusion in the Nextel Partners, Inc. 2003 Proxy Statement

Dear Sir or Madam:

Nextel Partners, Inc. ("Nextel Partners" or the "Company") has received correspondence from Mr. Joseph M. Siegman containing certain proposals purportedly for inclusion in the proxy materials for its Annual Meeting of Stockholders scheduled for May 8, 2003 (for purposes hereof, the "Proposals") related to executive compensation.

Nextel Partners hereby requests that the Staff of the Division of Corporation Finance confirm that it will not recommend to the Commission any enforcement action in respect of the Company's omission of the Proposals from its proxy materials. In support of this request and pursuant to Securities Exchange Act Rule 14a-8(j)(2), we are filing six copies of this letter, to each of which is attached as Appendix A a copy of the Proposals.

We submit that the Proposals may properly be omitted under Rule 14a-8(f) on a number of grounds. First, Mr. Siegman's letter to the Company dated May 2, 2002 does not request that the Proposals be included in Nextel Partners' proxy materials or submitted for consideration at a stockholders' meeting. Second, even assuming that Mr. Siegman intended to have the Proposals included in Nextel Partners' proxy materials and submitted for consideration at a stockholders' meeting, pursuant to Rule 14a-8(c) a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting; Mr. Siegman's letter appears to contain three distinct proposals. Third, Rule 14a-8(b)(1) requires a proponent to demonstrate continuous ownership of at least $2,000 in market value, or 1%, of the Company's securities entitled to vote on the proposal for at least one year prior to the submission date of the proposal. Mr. Siegman's letter does not indicate that he is a stockholder of Nextel Partners, let alone indicate that he meets the requisite thresholds set out in Rule 14a-8(b)(1). The Company's stock records did not reveal Mr. Siegman to be a registered holder of its securities, and Mr. Siegman did not provide proof of eligibility to verify his ownership of the requisite number of Company securities. Finally, Mr. Siegman failed to make any representation that he intends to continue any ownership interest in the Company through the date of Nextel Partners' 2003 Annual Stockholder Meeting.

The Company received the Proposals from Mr. Siegman on June 28, 2002. On July 11, 2002, the Company sent Mr. Siegman a letter, by overnight delivery, acknowledging receipt of the Proposals and requesting that, pursuant to Rule 14a-8 and within 14 calendar days of Mr. Siegman's receipt of the letter, Mr. Siegman remedy the defects contained in the Proposals as described above and furnish to the Company verification that he has continuously held the requisite number of Company securities for one year prior to the date he submitted the Proposals. A copy of the Company's letter to Mr. Siegman is attached hereto as Appendix B.

As of the date hereof, the Company has not received a written or electronic response to its letter of July 11, 2002. Mr. Siegman telephoned the undersigned on or about July 19, 2002 and indicated that he disagreed with the Company's letter, at which time he was advised to respond in compliance with Rule 14a-8. The Company has not received any communication from Mr. Siegman since that time. Because Mr. Siegman has failed to demonstrate that he has continuously held the requisite amount of Company securities for one year prior to the date he submitted the Proposals, he has not met the eligibility requirements under Rule 14a-8(b)(1), and the Company therefore intends to exclude the Proposals from its proxy materials under Rule 14a-8(f).

The Staff has strictly construed Rule 14a-8(b)(1) in responding to requests for exclusion of stockholder proposals thereunder when a given proponent failed to meet the one-year holding period requirement. See Equidyne Corporation (avail. Nov. 19, 2002), Exxon Mobil Corporation (avail. Oct. 9, 2002) and AutoNation, Inc. (avail. March 14, 2002). Thus, based on the foregoing facts, we respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission if the Company omits the Proposals in accordance with Rule 14a-8(b)(1) and Rule 14a-8(f).

Because the Company believes that the Proposals were improperly submitted in violation of Rule 14a-8(b)(1) and may be excluded for that reason alone, the Company has determined not to elaborate further in this letter on any additional bases for exclusion. However, should the Staff not agree with our understanding of the eligibility requirements, we reserve the right to submit further correspondence requesting omission of the Proposals on additional grounds. See Exxon Mobil Corporation (avail. Oct. 9, 2002) and AutoNation, Inc. (avail. March 14, 2002).

A copy of this letter, together with the enclosures, is being mailed to Mr. Siegman.

Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (425) 576-3660.

Very truly yours,

Donald J. Manning
Vice President, General Counsel
and Secretary

Enclosures

cc: Mr. Joseph M. Siegman (w/ enclosures)

RECEIVED 6/28/02

41 Burning Tree Lane
Deerfield, IL 60015
May 2, 2002

Board of Directors
Nextel Partners
4500 Carillon Point
Kirkland, Washington 98033

Dear Board of Directors:
Shareholder Proposal

In light of executive compensation losing touch with all reality in corporate America, I propose that no single executive be eligible to receive more that ½ of 1% of the total stock options, SARS, and restricted stock awards granted to all employees in any year, and that NO executive receive any restricted stock, stock options, or SARS in consecutive years. In addition, when the stock of Nextel Partners has declined more than 20% in at the end of any calendar year from the end of the previous calendar year, NO bonuses should be granted to any members of the executive committee of the corporation.

Let's truly put the goals of management in line with the shareholders. This should also serve to improve employee morale, and reduce the inducement to use "creative accounting" to reach short-term goals that might trigger substantial bonuses for members of senior management.

Respectfully,

Joseph M. Siegman

APPENDIX A

NEXTEL
Partners INC

July 11, 2002

Via Overnight Delivery

Mr. Joseph M. Siegman
41 Burning Tree Lane
Deerfield, IL 60015

Re: Shareholder Proposal

Dear Mr. Siegman:

On June 28, 2002 we received your letter proposing certain matters with respect to executive compensation. We appreciate your continued support of Nextel Partners and the spirit in which your proposals were made. Although your letter did not specify, we assume that you are proposing that these matters be included in the proxy materials for the 2003 Annual Stockholder Meeting. However, for the reasons discussed below, your letter did not meet certain eligibility criteria required pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934 (a copy of which is enclosed with this letter). If you wish any of your proposals to be considered for the 2003 Annual Stockholder Meeting, you will need to submit to us a revised proposal that meets the eligibility criteria set forth in Rule 14a-8 **postmarked or transmitted electronically no later than 14 days from your receipt of this letter**.

Before describing the eligibility criteria set forth in Rule 14a-8, we would like to address briefly the reasons why we think your proposals are not in the best interests of Nextel Partners and its stockholders. First, like you, we find it difficult to read the continuing headlines regarding insider abuses and mismanagement at several once prominent corporations and not feel utterly outraged. We share your sense of indignation and support the efforts of Congress, the President and others to bring those individuals responsible for these massive frauds to justice.

While we firmly believe that those responsible should be prosecuted, we do not believe we should manage Nextel Partners based on emotional reactions to the conduct of what are arguably the lowest common denominators, that is those who will never play by the rules regardless of how strict or encompassing those rules. Although it is difficult to resist the temptation to impose sweeping restrictions in response to the

APPENDIX B

recent conduct of some individuals, ultimately these restrictions only hamstring legitimate businesses and well-intentioned individuals without entirely eliminating the miscreants.

Since becoming a public company in February 2000, Nextel Partners has met or exceeded industry analyst expectations in every single quarter. In addition, we have outperformed what those same analysts predicted at the time of our IPO. For example, at or about the time of our IPO, the analysts' consensus was that we would, by 2001, achieve $270.4 million of revenue, add 233,055 new customers, and obtain average revenue per customer of $63.[1] In fact, at the end of 2001, we produced $363.6 million of revenue (34.5% better than predicted), 288,500 new customers (23.8% better than predicted), and average revenue per customer of $71 (12.7% better than predicted).

Our strong performance in these and all of our other key operating metrics continued through the first quarter of 2002 despite a significant downturn in the wireless industry as exhibited by the first quarter results of some of our competitors. In short, despite unprecedented disruptions to the economy, including not only the recent failings of several major companies, but also the tragic events of September 11, we have continued to outperform expectations.

In addition, unlike many of the executives you have read about recently who walked away with millions of dollars from the sale of their stock just before the company collapsed, the executive team at Nextel Partners has never sold a single share of Nextel Partners' stock since the inception of this company almost four years ago. To the contrary, the management team has continued to purchase shares in the open market.

We strongly believe that our success to date is in large part the result of our efforts to insure that all of our "partner" employees, including senior management, have an ownership interest in the company. Accordingly, approximately 80% of our partner employees own shares of Nextel Partners' stock. In addition, the compensation of the senior management team, as approved by the Board of Directors, is weighted in favor of equity ownership as opposed to salaries. For example, the *Seattle Times*[2] recently ranked the 2001 annual salary and bonus of our Chief Executive Officer 68th out of 72 regional companies with annual revenues in excess of $200 million. We believe this compensation philosophy aligns the interest of

---

[1] Reflects 2001 consensus estimates of analysts participating in Nextel Partners' February 2000 initial public offering, based on analysts' published reports dated April 2000 through July 2000. This information is provided solely for comparison purposes and is derived from the published reports. Nextel Partners is not responsible for the accuracy or reliability of any information, data, opinions, advice or statements made in these reports. The inclusion of this information does not imply an endorsement by Nextel Partners of analyst estimates or of information contained in analyst reports, and such estimates or information should not be attributed to Nextel Partners.

[2] *Seattle Times*, Sunday, June 9, 2002

management with our stockholders and will allow us to continue to outperform analyst expectations for many more quarters.

I point out these facts in the hopes of demonstrating to you that not all corporations or their executive teams should be tarred and feathered with the same resentment and anger we all feel for those individuals who have betrayed the trust and confidence of their stockholders and employees. While we cannot control the general market conditions or sentiment of investors during these times, we can and will continue to manage our company based on the successful execution of our business plan and not be distracted by forces and events beyond our control. Ultimately, we believe the market will right itself and reward companies, like Nextel Partners, that have consistently executed against a well-formulated business plan. Accordingly, we appreciate your support and concern, but do not feel that your proposals are in line with the business strategy that has produced the excellent operating results achieved to date.

Nevertheless, if you still wish to have your proposals included in the company's proxy materials for the 2003 Annual Stockholder Meeting, your letter needs to meet certain eligibility criteria required pursuant to Rule 14a-8. Under Rule 14a-8(c), you are permitted to submit no more than one proposal for a particular stockholders' meeting; your letter contains three separate proposals. In addition, according to our records, you are not a record holder of Nextel Partners Class A common stock. Therefore, under Rule 14a-8(b), you must submit with your proposal a written statement from the record holder of your stock (usually a broker or a bank) verifying that, at the time you submitted your proposal, you continuously held at least $2,000 in market value, or 1%, of the company's Class A common stock entitled to vote on the proposal for at least one year. Alternatively, if you have previously filed with the SEC a Schedule 13D, Schedule 13G , Form 3, Form 4 and/or Form 5 reflecting your share ownership, you may send us a copy of such form(s), along with any subsequent amendments and a written statement that you continuously held the required number of shares for the one-year period as of the date of the form(s).

In either case, you must also represent in writing that you intend to continue ownership of the shares through the date of the 2003 Annual Stockholder Meeting. Please note that in the event that one of your proposals is placed on the agenda and included in the proxy materials for the 2003 Annual Stockholder Meeting, you or your legal representative will be required to attend the meeting in person to present the proposal, and you must have continued to have held your shares of Class A common stock through the date of the meeting. Please see the copy of Rule 14a-8 enclosed with this letter for more information on these and other procedural and eligibility criteria required in connection with your proposals.

Again, thank you for your continued support of Nextel Partners.

Very truly yours,

Donald J. Mo

Vice President & General Counsel

Rule 14a-8. Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(*l*) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

Rule 14a-9. False or misleading statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any state-

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 3, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Nextel Partners, Inc.
Incoming letter dated January 10, 2003

The proposal relates to executive compensation.

There appears to be some basis for your view that Nextel Partners may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Nextel Partners' request, documentary support indicating that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Nextel Partners omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for exclusion upon which Nextel Partners relies.

Sincerely,

Jennifer Bowes
Attorney-Advisor